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                                                               EXHIBIT I




Contact:   Andrew L. Fine
           Investor Relations
           (212) 953-1373


                                                    FOR IMMEDIATE RELEASE
                                                    ---------------------


                    NOVEL DENIM HOLDINGS LIMITED PRELIMINARY
                             FOURTH QUARTER RESULTS

--Global Changes in Competitive Environment Prompt Extensive Operations Review--

HONG KONG, May 12, 2003 -Novel Denim Holdings Limited (Nasdaq: NVLD) announced today its preliminary financial results for the fourth quarter ended March 31, 2003. The Company believes that it will report net sales of approximately $28 million and a net loss of between $11.5 million and $13.0 million, including between $9 million and $10 million of non-recurring charges. This compares to previous guidance for the quarter, which did not contemplate the charges detailed below, of $31 million in revenues and a small net loss. Cash flow from operations is expected to be positive for the quarter.


The expected charges result primarily from the devaluation of the U.S. dollar, as well as fixed asset impairments, inventory write-downs and the closure of one of the Company's garment factories in Mauritius.


During the quarter, the U.S. dollar devalued approximately 6.5% against the Mauritian Rupee and 9.9% against the South African Rand. This created exchange losses with regard to the Company's borrowings, which are largely denominated in foreign currencies. Additionally, the currency fluctuation has significantly impacted the Company's manufacturing cost structure.

Mr. K.C. Chao, President and Chief Executive Officer of the Company commented, "The increasing weakness of the U.S. dollar is making our return to profitability more challenging in the short term, given that most of our garment sales are denominated in U.S. dollars. This issue is also one of strategic concern as many of our competitors operate in other countries with a cost basis more closely tied to the U.S. dollar. Like other companies in Mauritius and South Africa, we are increasingly concerned that a continuation of this trend will diminish our ability to compete in the global market. This will only be exacerbated by the impending WTO release of worldwide quota, beginning in 2005."

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                                                              EXHIBIT I (CONT'D)

As part of its efforts to significantly reduce overhead costs and improve its production efficiencies to maintain competitiveness in the global market, the Company recently closed one of its Mauritian garment manufacturing plants, Coromandel. It has relocated some of those employees and the related production to its 4 other garment plants in Mauritius. As part of the closure of its 95,000 sq.ft. Coromandel factory and a review of its overall inventory levels, the Company has written-down certain raw and unfinished materials as well as garment manufacturing equipment during the fourth quarter. The Company expects to save approximately $1 million per year through these actions. The closure is not expected to reduce garment production significantly.


Mr. Chao continued, "While the results of our strategic review are not yet finalized, it is evident that, going forward, we will have to focus more on innovative, higher value products to compete with manufacturing from countries such as China, India, Pakistan and Vietnam. We are also exploring opportunities in some of these countries which may either supplement or replace our existing production facilities. We are also discussing changes to our existing manufacturing operations and strengthening our management teams by introducing more local management to make us more efficient."


Mr. Chao continued, "Unfortunately, at the same time that we are facing the need for structural changes in our operating model, we are dealing with significant macroeconomic events, including both the onset of SARS and the disruptions in the retail market that resulted from the war in Iraq. While none of our employees have been infected with the SARS illness, sales and marketing operations in Hong Kong have been adversely impacted because of significantly reduced travel to and from Hong Kong. We have reacted to this by increasing the local marketing that we do both in Mauritius and the U.S., and increasing our reliance on technology."
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                                                              EXHIBIT I (CONT'D)

The Company noted that its NDP textile operations in China continue to perform according to plan.

Fourth Quarter and Year End Earnings Release
The Company plans to release its final results and hold a conference call to discuss the fourth quarter and fiscal year ended March 31, 2003, as well as the results of its global strategic review, during the week of June 9th.

Novel Denim is a vertically-integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2002. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                          Novel Denim Holdings Limited
                                       ----------------------------------
                                                   (Registrant)


Date: May 15, 2003                     By:        /s/ K.C. Chao
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                                                     K.C. Chao
                                          Chief Executive Officer and President